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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*



                               Finisar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   31787A 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   31787A 10 1                 13G                               PAGE 2

1   NAME OF REPORTING PERSON    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    TA/Advent VIII L.P.                                               04-3334380
    Advent Atlantic & Pacific III L.P.                                04-3299318
    TA Executives Fund LLC                                            04-3398534
    TA Investors LLC                                                  04-3395404
2   CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  /X/

                                                                        (b)  / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    TA/Advent VIII L.P.                                                 Delaware
    Advent Atlantic & Pacific III L.P.                                  Delaware
    TA Executives Fund LLC                                              Delaware
    TA Investors LLC                                                    Delaware

                    5   SOLE VOTING POWER

   NUMBER OF             TA/Advent VIII L.P.                          4,587,556
                         Advent Atlantic & Pacific III L.P.           1,529,186
                         TA Executives Fund LLC                         117,865
     SHARES              TA Investors LLC                                95,014

                    6   SHARED VOTING POWER
  BENEFICIALLY                 N/A

    OWNED BY
                    7   SOLE DISPOSITIVE POWER
      EACH
                         TA/Advent VIII L.P.                          4,587,556
   REPORTING             Advent Atlantic & Pacific III L.P.           1,529,186
                         TA Executives Fund LLC                         117,865
                         TA Investors LLC                                95,014
                    8   SHARED DISPOSITIVE POWER
      WITH                     N/A


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            TA/Advent VIII L.P.                                        4,587,556
            Advent Atlantic & Pacific III L.P.                         1,529,186
            TA Executives Fund LLC                                       117,865
            TA Investors LLC                                              95,014

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            TA/Advent VIII L.P.                                            9.15%
            Advent Atlantic & Pacific III L.P.                             3.05%
            TA Executives Fund LLC                                         0.23%
            TA Investors LLC                                               0.19%

12   TYPE OF REPORTING PERSON
            Each entity is a Limited Partnership


                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1 (a)  NAME OF ISSUER: Finisar Corporation

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            274 Ferguson Drive
            Mountain View, CA  94043

ITEM 2 (a)  NAME OF PERSON FILING:
            TA/Advent VIII L.P.
            Advent Atlantic & Pacific III L.P.
            TA Executives Fund LLC
            TA Investors LLC.

ITEM 2 (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
            c/o TA Associates
            125 High Street, Suite 2500
            Boston, MA  02110

ITEM 2 (c)  CITIZENSHIP: Not Applicable

ITEM 2 (d)  TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)  CUSIP NUMBER: 31787A 10 1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4      OWNERSHIP

ITEM 4 (a)   AMOUNT BENEFICIALLY OWNED:                             COMMON STOCK
                                                                    ------------
             TA/Advent VIII L.P.                                       4,587,556
             Advent Atlantic & Pacific III L.P.                        1,529,186
             TA Executives Fund LLC                                      117,865
             TA Investors LLC                                             95,014

ITEM 4 (b)   PERCENT OF CLASS                                         PERCENTAGE
                                                                      ----------
             TA/Advent VIII L.P.                                           9.15%
             Advent Atlantic & Pacific III L.P                             3.05%
             TA Executives Fund LLC                                        0.23%
             TA Investors LLC                                              0.19%

ITEM 4 (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (I) SOLE POWER TO VOTE OR DIRECT THE VOTE:              COMMON STOCK
            TA/Advent VIII L.P.                                        4,587,556
            Advent Atlantic & Pacific III L.P                          1,529,186
            TA Executives Fund LLC                                       117,865
            TA Investors LLC                                              95,014

            (II) SHARED POWER TO VOTE OR DIRECT THE VOTE:             N/A

            (III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:  COMMON STOCK
            TA/Advent VIII L.P.                                        4,587,556
            Advent Atlantic & Pacific III L.P                          1,529,186
            TA Executives Fund LLC                                       117,865
            TA Investors LLC                                              95,014

            (IV)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION     N/A

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10     CERTIFICATION: Not Applicable

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       2/14/00
                                                -------------------------
                                                         Date

                                                /s/ Katherine S. Cromwell
                                                -------------------------
                                                       Signature

                                                   Managing Director
                                                -------------------------
                                                       Name/Title

AGREEMENT FOR JOINT FILING

TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Finisar Corporation.

Dated:

TA/ADVENT VIII L.P.
By:  TA Associates VIII LLC, its General Partner
By:  TA Associates, Inc. its Manager

By:
        Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC & PACIFIC III L.P.
By:  TA Associates AAP III Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
        Katherine S. Cromwell, Managing Director

TA EXECUTIVES FUND LLC
By:  TA Associates, Inc., its Manager

By:
        Katherine S. Cromwell, Managing Director

TA INVESTORS LLC
By:  TA Associates, Inc., its Manager

By:
        Katherine S. Cromwell, Managing Director